March 4, 2025

Nils Ollquist
Chief Executive Officer
Brookmount Explorations, Inc.
1 East Liberty Suite 500
Reno, NV 89501

        Re: Brookmount Explorations, Inc.
            Amendment No. 5 to Offering Statement on Form 1-A
            Filed February 20, 2025
            File No. 024-12392
Dear Nils Ollquist:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 6, 2025 letter.

Amendment No. 5 to Offering Statement on Form 1-A filed February 20, 2025 Dilution, page 18

1. Please revise your calculation of Net tangible book value as of August 31, 2024 to remove Total liabilities as of August 31, 2024 to align the calculation with the standard definition.
Use of Proceeds, page 21

2. We note your response to prior comment 5. Please similarly correct and update the Gross Offering Proceeds in your 75% column.
 March 4, 2025
Page 2
Description of Property
Talawaan Property, page 26

3. Please correct the date of the "agreement dated June 19, 2021" to the correct date of
       June 21, 2024. Additionally, disclose when the transaction closed and became effective. We note the disclosure in Note 9 on page F-12 that the Company completed its acquisition in December 2024.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Private Offering of Common Stock, page 40

4.     You appear to have revised Item 4 of Part I in response to prior comment
7.
       However, prior comment 7 referred to Item 6(c)(1) of Part I, and we reissue that comment below. Also, in order to be consistent with Parts II and III of your offering circular (which, reflects registration of a $500,000 resale offering) please restore your Item 4 disclosure as it appeared in Amendment No. 4 or advise.

       We note your disclosure that, on April 3, 2024, you offered and sold a total of
       13,750,000 shares of common stock in a private offering to accredited investors under
       Rule 506 (b) under Regulation D at price of $0.02 per share, for total proceeds of
       $275,000, and that, on November 19, 2024, you closed an additional private offering of 8,750,000 shares of common stock to accredited investors under Rule 506 (b) under
       Regulation D at price of $0.02 per share, for total proceeds of $175,000. We note that this amounts to $450,000 in total proceeds during 2024. This does not appear to be consistent with your disclosure at Item 6(c)(1) of Part I of Form 1-A, which reflects aggregate consideration for which the securities were issued of $500,000 within one year. Please revise or advise.
2. Investment in Talawaan Project, page F-11

5. We note your expanded disclosure on page 26 regarding the Talawaan Property, the
       Joint Operating Agreement dated June 19, 2024 and its Amendment dated October 14,
       2024 filed as Exhibits 6.2 and 6.3 to Amendment No. 4 to Offering
Statement
       on Form 1-A filed January 13, 2025. Please revise and expand Note 2 to disclose material terms of the Joint Operating Agreement and its Amendment. For example:

             Disclose the date the transaction closed and became effective; Correct the term of the agreement to 25 years;
             Correct the number of hectares to 10 and indicate the expected expansion to
           50 hectares in April 2025;
             Disclose the $350,000 payment for the remaining 30% interest in the mining operations;
             Disclose the quarterly transfer of excess income generated by the mining operations to the Company by the operating partner; and
             Disclose the quarterly 25% royalty payment on net profit
generated.
 March 4, 2025
Page 3
Consolidated Financial Statements for the Quarters Ended August 31, 2024 and
2023
4. Funds held by operating partner for reinvestment, page F-11

6.    Please revise Note 4 to address the changes resulting from the Joint
Operating
      Agreement and its Amendment. In this regard, we note that the operating partner will no longer hold funds for reinvestment and that the balance will be converted via a debt for equity swap of approximately $20 million.

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Joe Laxague